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03022333

03 APR 22 PM 7:21

Pernod Ricard

SUPPL

Pernod Ricard sells its shares in Kirin Distillery to Kirin Brewery

Paris, April 15, 2003 – Pernod Ricard has sold all of its shareholding in Kirin Distillery (former joint venture Kirin Seagram Limited) to Kirin Brewery. As a result, Kirin Brewery now holds 100% of Kirin Distillery.

Kirin distributes, amongst others, the following Pernod Ricard brands in Japan: Chivas Regal, Martell, Royal Salute and Glen Grant.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Contacts

Francisco de la Vega / Media — Tel: (33 1) 41 00 40 95
Patrick de Borredon / Investor Relations — Tel: (33 1) 41 00 41 71
Barbara M. Burns / New York — Tel: (212) 486 1140

For further information on Pernod Ricard, please consult our website:
www.pernod-ricard.com

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